

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2018

Horst G. Zerbe
Chief Executive Officer
IntelGenx Technologies Corp.
6420 Abrams, Ville Saint Laurent
Quebec, H4S 1Y2 Canada

> **Re: IntelGenx Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed July 10, 2018**
> **File No. 333-226109**

Dear Mr. Zerbe :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Richard Raymer, Esq.